Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-222005) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, and 333-228137) of Royal Dutch Shell plc of our reports dated March 13, 2019, with respect to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting of Royal Dutch Shell plc, included in the Annual Report on Form 20-F for the year ended December 31, 2018.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 13, 2019

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2018	E23